

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2021

Hardeep Gulati
Chief Executive Officer
PowerSchool Holdings, Inc.
150 Parkshore Dr.
Folsom, CA 95630

> **Re: PowerSchool Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 19, 2021**
> **File No. 333-255067**

Dear Mr. Gulati:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment No. 3 to Form S-1

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 24

1. Please revise to reconcile your pro forma non-GAAP measures for the year ended December 31, 2020 and the three months ended March 31, 2021 to the most directly comparable GAAP measure, which may be a pro forma measure. Please refer the Question 101.05 of our Non-GAAP Compliance and Disclosure Interpretations.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert M. Hayward, P.C.